Filed by CVS Corporation pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc. Commission File No.: 001-14200

CVS COMMENTS ON ISS RECOMMENDATION IN SUPPORT OF CVS/CAREMARK
MERGER AND EXPRESS SCRIPTS’ ANNOUNCEMENT

WOONSOCKET, RI, March 13, 2007 - CVS Corporation (NYSE: CVS) said it is pleased Institutional Shareholders Services Inc. (ISS) has recommended that Caremark Rx, Inc. (NYSE: CMX) shareholders support the proposed merger with CVS.

In addition, in response to Express Scripts’ (NASDAQ: ESRX) announcement that its current offer to acquire Caremark is its “best and only” offer, CVS urged Caremark shareholders to consider that the highly conditional nature of Express Scripts’ “smoke and mirrors” offer may well leave them with a transaction on reduced terms or no deal at all should they vote down the merger with CVS.

Consider just some of the many risks inherent in Express Scripts’ hostile offer:

Regulatory Risk

•	The FTC and the 22 State Attorneys General investigating the anti-competitive implications of Express Scripts’ hostile bid may never approve such a transaction.

Shareholder Approval Risk

•	Express Scripts shareholders may well vote down this ill-conceived transaction.

Financing Condition Risk

•
In light of the highly leveraged nature of its bid and the significant business risk associated with several months of regulatory delay, Express Scripts may never obtain the necessary financing to acquire Caremark.

In addition, Express Scripts has left itself the ability to walk away in the event of any adverse developments in Caremark’s business (such as material client defections), an adverse change in general market conditions or even an act of war or terrorist attack. All of this calls into question whether or not Express Scripts even seeks to pursue a transaction or is merely attempting to disrupt the CVS/Caremark transaction.

Shareholders should also note that in the unlikely event that the Express Scripts/Caremark deal were to be completed, Caremark shareholders would own a 57% interest of an overleveraged company with a junk credit rating unable to make the necessary investment in its own business.

In contrast, CVS’ best and final offer provides Caremark shareholders with real and immediate value, including:

•
A special cash dividend of $7.50 per share payable at or promptly after closing of the merger to Caremark shareholders of record as of the close of business on the day immediately preceding the closing date of the merger.

•
A cash tender offer promptly following the closing of the CVS/Caremark merger for 150 million (or about 10%) of its outstanding shares at a fixed price of $35 per share, reflecting our confidence in the value proposition of this strategic combination.

•	A merger that is solidly accretive to earnings and cash flow in 2008 and growing thereafter.

•	A combined company that is expected to retain a solid investment grade rating.

“We are delighted that ISS is recommending shareholders support the powerful combination that stands to be created through the union of these two companies,” said Tom Ryan, Chairman, President and CEO of CVS. “Our offer not only provides Caremark shareholders with immediate financial benefits, but it will also give shareholders of both companies the opportunity to begin realizing the long-term value only our transaction can provide. In stark contrast, Express Scripts’ highly conditional offer cannot mask its inability to provide Caremark with any real assurance that it is serious about pursuing its bid, threatening to leave Caremark shareholders alone at the altar should they decide to vote down our transaction. We look forward to gaining shareholder approval for our deal at CVS’ and Caremark’s respective shareholder votes later this week.”

The special meeting of CVS shareholders to approve the transaction will be held on March 15, 2007 and the special meeting of Caremark shareholders for the same purpose will be held on March 16, 2007. CVS urges Caremark shareholders to vote FOR the CVS/Caremark merger today. CVS shareholders who have questions about the proposed merger, or need assistance in voting your shares, please call the firm assisting CVS in the solicitation of proxies:

MORROW & CO., INC.
Toll-Free at 800-245-1502
(Banks and Brokers may call collect at 203-658-9400)

Caremark shareholders who have questions about the proposed merger, or need assistance in voting your shares, please call the firm assisting Caremark in the solicitation of proxies:

INNISFREE M&A INCORPORATED
Toll-Free at 877-750-9498
(Banks and Brokers may call collect at 212-750-5833)

About CVS

CVS is America's largest retail pharmacy, operating approximately 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Certain Information Regarding the Tender Offer After Closing of the Merger

The information in this press release describing CVS’ planned tender offer following closing of the CVS/Caremark merger is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CVS/Caremark’s common stock in the tender offer. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that CVS/Caremark will distribute to its shareholders and only if the CVS/Caremark merger is consummated. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the CVS/Caremark merger, shareholders of CVS/Caremark will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CVS/Caremark will be filing with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502 when these documents become available. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Morrow & Co., Inc., the information agent for the tender offer, toll free at 1 (800) 245-1502.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

Contact:	CVS Corporation
Investor Inquiries:
Nancy Christal, 914 722-4704
or
Media Inquiries:
Eileen Howard Dunn, 401 770-4631